Exhibit 99.1

Press release

Biophytis presented the potential of RuvembriTM in the treatment of Duchenne Muscular Dystrophy

Paris (France) and Cambridge (Massachusetts, USA), March 8, 2024 – 07:00am CET – Biophytis SA (Nasdaq CM : BPTS, Euronext Growth Paris : ALBPS), ("Biophytis" or the "Company"), a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, presented the results of its recent clinical trials with RuvembriTM at the Muscular Dystrophy Association (MDA) Clinical & Scientific Conference, held from 3 to 6 March 2024 in Orlando, USA.

Administered orally, RuvembriTM activates the MAS receptor, stimulating respiratory and motor functions. The results of the SARA-INT (phase 2) and COVA (phase 3) clinical trials demonstrated the efficacy and safety of RuvembriTM , respectively in sarcopenic patients and those suffering from severe forms of COVID-19. The data collected on these two vulnerable populations confirm the potential of RuvembriTM in the treatment of patients suffering from Duchenne Muscular Dystrophy (DMD).

RuvembriTM has already obtained the orphan drug designation in Europe and the USA for this indication, which will accelerate clinical development and market authorization procedures. Biophytis aims to start in 2024 a phase 1-2 clinical trial in non-ambulatory DMD patients suffering from respiratory failure.

Stanislas Veillet, CEO of Biophytis, stated: "Duchenne Muscular Dystrophy is a severe orphan condition which generally appears between the ages of 2 and 5 years by progressive muscle weakness, loss of walking capacity and later cardio-respiratory difficulties responsible for the early death of young adults. Despite some recent advances and the great hope generated by gene therapy, there is no satisfactory treatment today and the medical need is still substantial, particularly for non-ambulatory patients. The treatment of DMD, the world's most common neuromuscular disease, represents a market of USD 2.5 billion, which is expected to grow rapidly to USD 4.3 billion by 2029."

The infographic presented at the conference can be viewed by clicking on this link.

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About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specializing in the development of drug candidates for age-related diseases. RuvembriTM, our lead drug candidate, is a small molecule in development for age-related neuromuscular (sarcopenia and Duchenne muscular dystrophy) and cardiorespiratory (Covid-19) diseases. Promising clinical results were obtained in the treatment of sarcopenia in an international phase 2 study, enabling the launch of a phase 3 study in this indication (SARA project). The safety and efficacy of RuvembriTM in the treatment of severe COVID-19 were studied in a positive international phase 2-3 clinical trial (COVA project). A pediatric formulation of RuvembriTM is currently being developed for the treatment of Duchenne Muscular Dystrophy (DMD, MYODA project). The company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and the ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS - ISIN: US09076G1040). For more information, visit www.biophytis.com

Press release

About MDA Clinical & Scientific Conference

The MDA Clinical & Scientific Conference provides a comprehensive exploration of pre-clinical, translational, and clinical research and care for individuals with neuromuscular disease, with particular attention to some of the changes the field is undergoing in response to the approval of new therapies. MDA is the #1 voluntary health organization in the United States for people living with muscular dystrophy, ALS, and related neuromuscular diseases. For over 70 years, MDA has led the way in accelerating research, advancing care, and advocating for the support of families. MDA's mission is to empower the people they serve to live longer, more independent lives.

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward- looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face» section from the Company’s 2022 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis contacts

Investor relations

Nicolas Fellmann, CFO

Investors@biophytis.com

Media

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50